
02045628

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



---

FORM 11-K

---

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

(X) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ______to______
Commission File Number __________________



---

AKZO NOBEL HOURLY SAVINGS PLAN
(For Title of the Plan)

AKZO NOBEL INC.
300 South Riverside Plaza
Chicago, IL 60606

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)



303 East Wacker Drive
Chicago, IL 60601-5212


RECEIVED

**Independent Auditors' Report**

The Savings Plan Committee
Akzo Nobel Inc.:

We have audited the accompanying statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 11, 2002
Chicago, IL








**Consent of Independent Auditors'**

The Board of Directors
Akzo Nobel, Inc.:

We consent to incorporation by reference in the Registration Statement No. 333-6194 on Form S-8 of Akzo Nobel, Inc. of our report dated June 11, 2002, relating to the statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in this December 31, 2001 Annual Report on Form 11-K of Akzo Nobel Hourly Savings Plan.

KPMG LLP

Chicago, Illinois
June 24, 2002





303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report**

The Savings Plan Committee
Akzo Nobel Inc.:

We have audited the accompanying statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 11, 2002
Chicago, IL





## Consent of Independent Auditors'

The Board of Directors
Akzo Nobel, Inc.:

We consent to incorporation by reference in the Registration Statement No. 333-6194 on Form S-8 of Akzo Nobel, Inc. of our report dated June 11, 2002, relating to the statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in this December 31, 2001 Annual Report on Form 11-K of Akzo Nobel Hourly Savings Plan.

KPMG LLP

Chicago, Illinois
June 24, 2002





303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report**

The Savings Plan Committee
Akzo Nobel Inc.:

We have audited the accompanying statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 11, 2002
Chicago, IL







## Consent of Independent Auditors'

The Board of Directors
Akzo Nobel, Inc.:

We consent to incorporation by reference in the Registration Statement No. 333-6194 on Form S-8 of Akzo Nobel, Inc. of our report dated June 11, 2002, relating to the statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in this December 31, 2001 Annual Report on Form 11-K of Akzo Nobel Hourly Savings Plan.

KPMG LLP

Chicago, Illinois
June 24, 2002





303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report**

The Savings Plan Committee
Akzo Nobel Inc.:

We have audited the accompanying statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 11, 2002
Chicago, IL





## Consent of Independent Auditors'

The Board of Directors
Akzo Nobel, Inc.:

We consent to incorporation by reference in the Registration Statement No. 333-6194 on Form S-8 of Akzo Nobel, Inc. of our report dated June 11, 2002, relating to the statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in this December 31, 2001 Annual Report on Form 11-K of Akzo Nobel Hourly Savings Plan.

KPMG LLP

Chicago, Illinois
June 24, 2002





# AKZO NOBEL HOURLY SAVINGS PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

# AKZO NOBEL HOURLY SAVINGS PLAN

## Table of Contents


KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

## Independent Auditors' Report

The Savings Plan Committee
Akzo Nobel Inc.:

We have audited the accompanying statements of net assets available for benefits of the Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 11, 2002
Chicago, IL

**AKZO NOBEL HOURLY SAVINGS PLAN**

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Assets: | | | |
| Interest in master trust: | | | |
| Investments, at fair value (note 5) | $ | 19,822,042 | 18,356,135 |
| Participant notes receivable | | 1,338,640 | 1,184,389 |
| Net assets available for benefits | $ | 21,160,682 | 19,540,524 |

See accompanying notes to financial statements.

**AKZO NOBEL HOURLY SAVINGS PLAN**

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

| | | 2001 | 2000 |
|---|---|---|---|
| Additions: | | | |
| Investment income from master trust: | | | |
| Interest and dividends on investments | $ | 544,076 | 1,106,968 |
| Interest on participant notes receivable | | 109,598 | 73,890 |
| Net realized and unrealized depreciation in fair value of investments (note 5) | | (1,828,895) | (1,047,466) |
| Net investment income (loss) | | (1,175,221) | 133,392 |
| Contributions: | | | |
| Employee | | 1,600,840 | 1,719,132 |
| Company | | 417,645 | 452,168 |
| | | 2,018,485 | 2,171,300 |
| Transfers in | | 1,580,315 | — |
| Total additions | | 2,423,579 | 2,304,692 |
| Deductions: | | | |
| Withdrawals paid to participants | | 803,421 | 1,046,630 |
| Transfers out | | — | 197,515 |
| Total deductions | | 803,421 | 1,244,145 |
| Increase in net assets available for benefits | | 1,620,158 | 1,060,547 |
| Net assets available for benefits: | | | |
| Beginning of year | | 19,540,524 | 18,479,977 |
| End of year | $ | 21,160,682 | 19,540,524 |

See accompanying notes to financial statements.

## (1) Description of the Plan

The following description of the Akzo Nobel Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. A description of the eligibility, benefits, vesting, and other plan provisions is included in the summary plan description provided by Akzo Nobel, Inc. (the Company) to all employees and participants.

### *(a) General*

The Plan was established to provide retirement and certain other benefits for eligible hourly paid employees of the Company and affiliated companies that elect to adopt the Plan. The Plan is a defined-contribution plan and is funded by employee and Company contributions.

During 1998, a Master Trust was created which includes the assets of the Akzo Nobel Incentive Savings Plan and the Akzo Nobel Hourly Savings Plan.

The Plan is administered by a savings plan committee consisting of three or more persons, at least one of whom must be a director or employee of the Company. Other members of the Committee may, but need not, be directors or employees of the Company. Members of the Committee are appointed by the Company's Board of Directors.

### *(b) Contributions*

All participants may elect, through payroll deductions, to make the following contributions to the Plan:

| | Percent of salary | Basis |
|---|---|---|
| Basic contribution | 0-6% | Before-tax |
| Supplemental contribution | 0-9 | Before-tax |
| Voluntary contribution | 0-6 | After-tax |

The Company may match a portion of a participant's basic contribution based on percentages established by the individual business unit. Participant accounts, including Company contributions, are fully vested and nonforfeitable. Contributions are subject to certain limitations. The individual business units and the match percentage for each are as follows:

| | Match percent |
|---|---|
| Chemicals – Gallipolis Ferry | 25% |
| Chemicals – Burt | 25 |
| Chemicals – Edison | 25 |
| Chemicals – McCook | 30 |
| Chemicals – LeMoyne | 35 |
| Chemicals – Filtrol | 50 |
| Chemicals - Morris | 50 |
| Eka Chemicals | 80 |
| Coatings – Pontiac | 15 |



(Continued)

| | Match percent |
|---|---|
| Coatings – Baxley | 25% |
| Coatings – Louisville | 12 |
| Coatings – all others | 0 |

*(c) Participant Accounts*

Each participant's account balance, as of any valuation date, is equal to the account balance determined on the last previous valuation date plus all contributions (employee or employer matching) made to the fund, by or on behalf of the participant, minus distributions, if any, since the last valuation date, plus or minus the account's allocated share of the sum of the net earnings or losses, plus the net appreciation or depreciation of the fund. Allocations are based on the same proportion of a participant's account balance as of the last valuation date.

*(d) Participant Notes Receivable*

Active participants may borrow against their fund account, from a minimum of $1,000 up to an amount equal to the lesser of $50,000 less the participant's highest outstanding loan balance during the preceding 12-month period, or 50% of their account balance. Loan terms range from 1-5 years or a greater period for loans made for the acquisition of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime commercial loan rate plus 1% as published in the *Wall Street Journal* on the first business day of the month in which the loan becomes effective. Loan repayments are made through automatic payroll deductions from each regular check received by the participant. Participants may have no more than two loans outstanding.

*(e) Fund Transfers*

During 2001, assets from Akzo Nobel's Coatings Hourly Savings Plan, approximating $1,580,000, were transferred into the Plan.

**(2) Nature of the Company's Operations**

The Company operates in the chemical, coating, and pharmaceutical product businesses. Akzo Nobel is a multi-national, operating in over 80 countries.

**(3) Summary of Significant Accounting Policies**

*(a) Basis of Accounting*

The financial statements of the Plan are prepared under the accrual method of accounting.

*(b) Investment Valuation and Income Recognition*

Investments in guaranteed investment contracts are valued at contract value which approximates fair value. Common stock is valued at quoted market prices. Mutual funds are valued at the redemption price established daily by the mutual fund administrator. Commingled trust funds are valued at cost which approximates fair value.



(Continued)

Purchases and sales of investments are reflected on the trade dates. Realized gains and losses on sales of securities are based on the average cost of securities.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

### (c) *Payment of Benefits*

Benefits are recorded when paid. On termination of service due to death, disability, or retirement, a participant may elect to receive a single payment equal to the value of the participant's interest in his or her account, receive a single payment at a later date, or installment payments over a period of time if the current value of the participant's account is $5,000 or more. If the value of the account is less than $5,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will be paid his or her benefit in a single payment. If the current value is $5,000 or more, the participant may choose to leave the savings in the Plan and defer distribution until a later date.

### (d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

### (e) *New Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Investments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. The Plan adopted this statement effective January 1, 2001. Management has determined that the impact of the adoption of SFAS No. 133 upon the Plan's financial statements is immaterial.

## (4) Income Tax Status

The Internal Revenue Service issued its latest determination letter on March 7, 1995, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code of 1986, as amended, (IRC) and are therefore not subject to tax under the present income tax laws. The Plan is required to operate in conformity with the IRC to maintain its qualification. The savings plan committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's ability to maintain its qualified status.



(Continued)

## (5) Investments in Master Trust

The Plan's assets are held in a master trust established pursuant to an agreement between Akzo Nobel Inc. and the trustee. Other employee benefit plans affiliated with Akzo Nobel Inc. are also parties to the master trust arrangement. The trustee and various independent investment managers appointed by the Akzo Nobel Inc. Pension Committee direct the investment activities of the master trust and have full discretionary authority for the purchase and sale of investments subject to certain specified limitations.

The percentage of assets and liabilities of the master trust allocable to the Plan at December 31, 2001 and 2000 was approximately 3% before recognition of receivable or accruals. During 2001 and 2000, total investment income from master trust investments was $18,239,414 and $29,694,200, respectively. During 2001 and 2000, the total investments in the master trust (including investments bought and sold, as well as held during the year) depreciated in fair value by $68,904,335 and $35,320,331, respectively, as follows:

| | Net appreciation (depreciation) in fair value during the year | Fair value at end of year |
|---|---|---|
| Year ended December 31, 2001: | | |
| Common stocks | $ (8,264,679) | 52,238,923 |
| Commingled trust funds | (12,451,682) | 86,365,545 |
| Money Market funds | — | 26,560,898 |
| Blended funds | (1,129,578) | 36,059,228 |
| Bonds | (39,088) | 185,885,716 |
| Mutual funds | (47,019,308) | 228,208,266 |
| | $ (68,904,335) | 615,318,576 |
| Year ended December 31, 2000: | | |
| Common stocks | $ 3,851,364 | 58,724,034 |
| Commingled trust funds | (12,563,176) | 103,630,261 |
| Insurance contracts | 146,005 | — |
| Money Market funds | — | 24,206,583 |
| Blended funds | (1,358,199) | 34,635,225 |
| Bonds | 3,610 | 170,478,464 |
| Mutual funds | (25,399,935) | 265,503,631 |
| | $ (35,320,331) | 657,178,198 |



(Continued)

At December 31, 2001 and 2000, the following investments, at fair value, represented 5% or more of the Master Trust's net assets:

| | 2001 | 2000 |
|---|---|---|
| Akzo N.V. American Depository Receipts | $ 52,238,923 | 58,724,034 |
| Akzo N.V. Fixed Income Fund | 180,266,509 | 169,042,765 |
| Fidelity Equity Income | 88,401,683 | 95,369,245 |
| Franklin Small Cap Growth | 68,357,875 | 94,620,074 |
| Fidelity Equity U.S. Index Fund | 86,365,545 | 103,630,261 |

## (6) Administrative Expenses

Certain accounting, trustee, and legal fees and certain administrative expenses related to the maintenance of participant records are paid by the Company.

## (7) Related-party Transactions

During 2001 and 2000, the master trust received approximately $887,000 and $1,263,000, respectively, in dividends from Akzo N.V., the parent of the Company.

## (8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.